Exhibit 99.1

Bitdeer Announces February 2026 Production and Operations Update

Monthly Highlights

●	Bitcoin: production increased 541% Year on Year to 705 Bitcoin

●	Colocation: Continued management focus on colocation lease agreements

●	AI Cloud: demonstrating strong Month on Month performance in ARR and utilization rates

SINGAPORE, March 16, 2026 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for AI and Bitcoin mining infrastructure, today announced its unaudited mining and operations updates for February 2026.

Management Commentary

“Our significant capital investments in late 2025 continues to drive momentum in our self-mining hashrate reaching 68 EH/s in February, 2026, reflecting the continued deployment of SEALMINER rigs coming fully online,” said Matt Kong, Chief Business Officer of Bitdeer. “In parallel, we further strengthened our balance sheet through the successful completion of a $375 million senior convertible note offering, providing the financial flexibility to continue accelerating our AI and colocation strategy, which represents the most significant long-term value creation opportunity in our portfolio. We are advancing active negotiations with prospective colocation clients across our portfolio and remain confident in our ability to execute a significant lease agreement very soon. The combination of a strengthened capital structure and our differentiated 3.0 GW power portfolio positions Bitdeer to move decisively as demand for high-performance computing capacity continues to intensify.”

Operational Update

●	Self-mining:

●	Mined 705 Bitcoins, an increase of approximately 541% year over year.

●	Self-mining hashrate reached 68 EH/s. Bitdeer remains one of the largest publicly listed Bitcoin miners by total hash rate under management.

●	Bitdeer expects hashrate to continue to grow for the next several months.

SEALMINER Manufacturing:

Mining Rig Model (EH/s)	Stage	February 2026	January 2026
SEALMINER A3	In final assembly	4.6	3.8
	Ready for shipping	0.4	-
	In transit	0.7	0.4
	Cumulative A3 Deployed	11.4	8.7
SEALMINER A2	In final assembly	1.0	2.9
	Ready for shipping	2.1	0.1
	In transit	1.4	2.6
	Cumulative A2 external sales	8.1	8.1
	Cumulative A2 Deployed	48.4	44.1
SEALMINER A1	Cumulative A1 Deployed	4.2	4.2
3rd Party Miners	Cumulative Deployed	6.1	8.1
Total Proprietary Hash Rate	Deployed	70.1	65.1

●	SEALMINER R&D:

●	SEALMINER DL1 for DOGE and Litecoin mining is on track and will launch in Q1 2026.

●	SEALMINER A4-1 for Bitcoin mining is on track to start mass production in March 2026.

●	SEAL04-2 chip development continues.

●	U.S. SEALMINER Manufacturing: Preparations for Bitdeer’s U.S. SEALMINER factory are progressing, with the lease signed and construction permit application submitted to local municipal authorities.

●	HPC colocation arrangements:

●	Bitdeer is in advanced stages of negotiations with potential colocation tenants for Tydal, Norway & Clarington, Ohio and various other sites.

GPU Cloud as of 2/28/2026:

GPU Amount Deployed	GPU Types	Utilization Rate	Under External Subscription	ARR
2,096	H100, H200, B200, GB200	64%	1,240	~$21 million

●	Growing customer adoption and expanding enterprise AI demand led to a significant increase in customer orders and revenue. We expect to achieve full utilization within March, and we need to increase our deployment of GPUs further to meet the strong demand environment. Clients are willing to commit to long term leases in recent business discussions.

●	We plan to raise the hourly rate of H100 within March due to the strong demand from clients.

●	Actively evaluating U.S. data center leasing opportunities. Deployment of GPUs and AI cloud services

●	for U.S. customers are expected to be online in Q2 2026.

●	Launched managed Kubernetes (K8s) service with GPU-native orchestration, supporting scalable deployment of AI training and inference workloads. The platform includes integrated GPU management, intelligent job scheduling, and an AI application marketplace to streamline cluster operations and accelerate AI development.

Infrastructure Summary:

Site / Location	(MW) Capacity	Status	Energization Timing1	Datacenter Usage
Electrical capacity
- Rockdale, Texas	563	Online	Completed	Crypto / Evaluating converting to Colocation or AI Cloud
- Knoxville, Tennessee – phase 1	37	Online	Q4 2026	Crypto converting to AI Cloud
- Knoxville, Tennessee – phase 2	49	Online	Q1 2027	Crypto converting to AI Cloud
- Wenatchee, Washington	13	Online	Q4 2026	Crypto converting to AI Cloud
- Molde, Norway	84	Online	Completed	Crypto and in early assessment of converting to AI Cloud
- Tydal - 1, Norway	50	Online	Q4 2026	Crypto converting to Colocation
- Tydal - 2, Norway	175	Online	Q4 2026	Crypto converting to Colocation
- Gedu, Bhutan	100	Online	Completed	Crypto
- Jigmeling, Bhutan	500	Online	Completed	Crypto
- Oromia Region, Ethiopia	40	Online	Completed	Crypto
- Massillon, Ohio	100	Online	Completed	Crypto
- Cyberjaya, Malaysia[2]	2	Online	Completed	AI Cloud
Total electrical capacity	1,713[2]
Pipeline capacity
- Oromia Region, Ethiopia	20	In progress	Q1 2026	Crypto
- Massillon, Ohio	95 / 26	In progress	Q2 2026/TBD	Crypto
- Clarington, Ohio	570	In progress	To be updated	Colocation
- Niles, Ohio	300	In progress	Q4 2028	Colocation or AI Cloud

- Rockdale, Texas	179	In planning	Estimate 2026	Evaluating converting to Colocation or AI Cloud
- Alberta, Canada	101	In planning	Q2 2027	Crypto
- Cyberjaya, Malaysia[2]	9.5	In progress	Q4 2026	AI Cloud
Total pipeline capacity	1,300.5
Total global electrical capacity	3,013.5

[1]	Indicative timing for completion of power. All timing references are to calendar quarters and years.

[2]	Capacity under lease arrangement

Production and Operations Summary:

Metrics	February 2026	January 2026	February 2025
Total hash rate under management[3] (EH/s)	79.1	78.1	20.9
- Proprietary hash rate	70.1	65.1	9.4
Self-mining	68.0	63.2	9.0
Cloud Hash Rate	1.1	1.1	-
Delivered but not yet energized	1.0	0.8	0.4
- Hosting	9.0	13.0	11.5
Mining rigs under management	276,000	314,000	163,000
- Self-owned[4]	232,000	232,000	88,000
- Hosted	44,000	82,000	75,000
Bitcoins mined (self-mining only)	705	668	110
Bitcoin held[5]	51	1,530	1,039

[3]	Total hash rate under management as of February 28, 2026 across Bitdeer’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting. Self-mining refers to cryptocurrency mining for Bitdeer’s own account, whereby its mining rigs are operated in self-owned and third-party datacenters, enabling the company to directly capture the high appreciation potential of cryptocurrency. Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end. Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

[4]	Self-owned mining machines are for Bitdeer’s self-mining business and Cloud Hash Rate business.

[5]	Bitcoins held do not include the Bitcoins from deposits of the customers, include the Bitcoins that are pledged as collateral.

Infrastructure Construction Update

Tydal, Norway AI data center conversion – Planning and design continue to advance. Orders for critical long-lead equipment have been placed to support the targeted project timeline for completion around the end of 2026. Decommissioning of Bitcoin mining rigs has begun to make room for the new AI data center.

Wenatchee, Washington – AI data center design documents and building permit application were submitted for approval. Orders for long-lead-time equipment have been placed. The dismantling of the crypto mining datacenter is expected to start in

March 2026. Completion targeted for Q4 2026.

Knoxville, Tennessee – Phase 1 AI data center conversion design work initiated, targeting to complete by Q4 2026. Massillon, Ohio – 100 MW is currently online. Approximately 26 MW in two fire-damaged buildings is expected to be rebuilt and energized by the end of September 2026. The remaining 95 MW is expected to be energized in phases during Q1 and Q2 2026.

Clarington, Ohio – 570 MW of power under contract with a local utility. The timing of power availability and construction may be affected by ongoing legal proceedings filed by a neighboring company, American Heavy Plate Solutions, LLC. Design and other preparation work continue.

Fox Creek, Alberta – 101 MW site acquired, fully licensed and permitted for the construction of an on-site natural gas power plant. We are assessing current design schemes for the mining site to accommodate potential future AIDC requirements, as the energization date has been targeted for Q2 2027.

Oromia Region, Ethiopia – Construction of the 60 MW site has been completed, with 20 MW not yet energized and 40 MW undergoing energization in phases driven by SEALMINER deliveries.

Niles, Ohio – 300 MW grid-interconnected development site, with target energization in Q4 2028. The project includes 41.8 acres of owned land and a transmission line extension agreement with a local utility company.

Upcoming Conferences and Events

o	March 22 – 24, 2026: 38th Annual Roth Conference in Laguna Niguel, CA

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for AI and Bitcoin mining infrastructure. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers and building AI computational infrastructure to support the AI revolution. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, data center design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed data centers across multiple countries, including the United States, Norway, Bhutan, and Ethiopia. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

Tesh Dahya

tesh.dahya@bitdeer.com

Media

Elev8 New Media

Jessica Starman, MBA

bitdeer@elev8newmedia.com

Public Relations

BlocksBridge Consulting

Nishant Sharma

bitdeer@blocksbridge.com

4